SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1 - Exit Filing)*

Rand Capital Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

752185 108

(CUSIP Number)

Robert S. McLeese

c/o Colmac Holdings Limited

8 King Street East

Suite 1901

Toronto, Ontario, Canada M5C 1B5

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185108	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: Colmac Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 752185108	Page 3 of 4 Pages

This Report on Schedule 13D relates to the Common Stock, par value $0.10 per share (the “Common Stock”) of Rand Capital Corporation (the “Corporation”). The Report on Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person on February 9, 2015 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D and is the only and final amendment to the Schedule 13D and an exit filing for Colmac Holdings Ltd and its affiliates (the “Reporting Person”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

On December 13, 2016, the Reporting Person sold for cash 810,000 shares of Common Stock (the “Sale”) for $3.00 per share in a series of private sale transactions. Prior to effecting the Sale, Colmac Holdings Ltd. sold its 810,000 shares of Common Stock to its affiliate, Georgian Villas Inc. Following the Sale, the Reporting Person ceased to be the owner of any shares of Common Stock of the Corporation.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) As of the date of the filing of this Amendment, the Reporting Person no longer beneficially owns any shares of Common Stock of the Corporation.

(b) Not applicable.

(c) Except as disclosed in this Amendment, the Reporting Person did not enter into any transactions in the Common Stock of the Corporation within the past 60 days.

(d) Not applicable.

(e) On December 13, 2016, as a result of the Sale, the Reporting Person ceased to be the owner of any shares of Common Stock of the Corporation.

[Signature Page Follows]

CUSIP NO. 752185108	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2016		COLMAC HOLDINGS LIMITED

	By:	/s/ Robert S. McLeese
	Name:	Robert S. McLeese
	Title:	President